UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934




       LIBERTY GROUP HOLDINGS, INC. (formerly know as Bio-Response, Inc.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   530550 10 2
                                 (CUSIP Number)

Mr.  Frank  Ferro, Sr.                              David  Lubin, Esq.
c/o Ferro Foods Corporation                         Herrick, Feinstein LLP
11 52nd Street                                      2 Park Avenue
Brooklyn, New York 11232                            New York,  New  York 10016
(718) 492-0793                                      (212) 592-1400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box .


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 530550 10 2                  13D                   Page 2  of 5  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ferro Foods Corporation ("Ferro")

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,000,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 shares of Issuer Common Stock

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530550 10 2                  13D                   Page 3  of 5  Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          Common Stock, par value $.004 per share
          Liberty  Group  Holdings, Inc.
          (formerly known  as  Bio-Response, Inc.)
          11 52nd Street
          Brooklyn, New York 11232

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

          Ferro Foods Corporation, a Delaware corporation, has a principal business of wholesale food distribution. Its principal place of business and offices are located at 11 52ND Street, Brooklyn, New York 11232. During the last five years, Ferro has not been convicted in a criminal proceeding. During the last five years, Ferro has not been party to a civil or administrative proceeding related to federal or state securities laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

          Shares of common stock of the Issuer have been exchanged for all of the assets of Ferro, in accordance with the terms of an Asset Purchase Agreement dated November 23, 1999, between Liberty Food Group, LLC (a wholly-owned subsidiary of the Issuer), Frank Ferro, Sr. ("FF"), Frank Gambino ("FG") and Ferro (the "Asset Purchase Agreement").

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          The shares of common stock of the Issuer have been acquired by Ferro for investment purposes only.

          Ferro has no plans or proposals which would result in any of the actions enumerated in Item 4(a) through (j) of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

          As of the date of this filing, Ferro is the beneficial owner of an aggregate of 2,000,000 shares of Issuer Common Stock (the "Subject Shares"), which shares represent 31.37% of the total outstanding shares of Issuer Common Stock. The Subject Shares will be held, for a period of 30 days, in escrow, in accordance with the terms of an escrow agreement between Ferro, FF and FG (its sole stockholders), the Issuer and the escrow agent named therein. If certain conditions are not satisfied by FF and FG within such 30 day period, the number of Subject Shares will be reduced to 1,000,000, and 1,000,000 shares will be returned to the Issuer. The Subject Shares are intended to be pledged as collateral for personal loans obtained by each of FF and FG in order to satisfy indebtedness of Ferro incurred prior to the date hereof.

          Voting power of the Subject Shares is vested in Barry L. Hawk, who is expected to become a director of the Issuer on or about December 3, 1999, pursuant to the terms of the Voting Trust and Proxy Agreement dated as of the date hereof among the Issuer, Ferro, FF and FG (the "Voting Trust Agreement").

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Asset Purchase Agreement;

          Escrow Agreement dated November 23, 1999 among Liberty Food Group LLC, the Issuer, Ferro, Frank Ferro, Sr., Frank Gambino and Herrick, Feinstein LLP as escrow agent (the "Escrow Agreement");

          Voting Trust Agreement

CUSIP No. 530550 10 2                  13D                   Page 4  of 5  Pages
--------------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits.

          Asset Purchase Agreement*
          Escrow Agreement*
          Voting Trust Agreement*



























-------------------------------
* Included as Exhibit to the Company's Current Report on Form 8-K, filed November 26, 1999.




--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     November 23, 1999
      -----------------                   ------------------------
          Date                                Frank Ferro, Sr.




      November 23, 1999
      -----------------                   ------------------------
          Date                                Frank Gambino


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).